U. S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                               BIG FUN TOYS, INC.
                               ------------------
             (Exact Name of Registrant as Specified in its Charter)


               DELAWARE                                   95-4737488
               --------                                   ----------

      (State or Other Jurisdiction of                   (I.R.S. Employer
      Incorporation or Organization)                  Identification No.)


       22147 PACIFIC COAST HIGHWAY, #4, MALIBU, CA           90265
       -------------------------------------------           -----
        (Address of Principal Executive Offices           (Zip Code)



       Registrant's Telephone Number, Including Area Code: 310) 317-6939


                     Securities to be Registered Pursuant to
                           Section 12(b) of the Act:

                                      None

                     Securities to be Registered Pursuant to
                           Section 12(g) of the Act:

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                                (Title of Class)

                               BIG FUN TOYS, INC.

                                   FORM 10-SB

                                TABLE OF CONTENTS


      ITEM No.                                                           Page
      -------                                                            ----
                                     PART I
      Item 1.  Description of Business ....................................1

      Item 2.  Management's Discussion and Analysis
                or Plan of Operation.......................................3

      Item 3.  Description of Properties...................................3

      Item 4.  Security Ownership of Certain Beneficial
                    Owners and Management..................................4
4
      Item 5.  Directors, Executive Officers, Promoters and
                Control Persons ...........................................5

      Item 6.  Executive Compensation......................................7

      Item 7.  Certain Relationships and
                Related Transactions ......................................8

      Item 8.  Description of Securities...................................8

                                  PART II
      Item 1.  Market Price of and Dividends on the Registrant's
                Common Equity and Other Shareholder Matters................9

      Item 2.  Legal Proceedings...........................................9

      Item 3.  Changes in and Disagreements With Accountants.............. 9

      ITEM 4.  Recent Sales of Unregistered Securities.....................9

      ITEM 5.  Indemnification of Directors and Officers..................10

                                 PART F/S
      Financial Statements...............................................F/S

                                 PART III
      Item 1.  Index to Exhibits and Description of Exhibits..............12

      Signature Page......................................................13

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS

History
-------
     Big Fun Toys, Inc. ("Big Fun Toys" or the "Company") was incorporated May 9, 1997 under the laws of the State of Delaware. The Company sells toys, children's books and other children's related retail items over the Internet. Since its launch, the Company has been continuously expanding with more product selection and children/women related content and features, in addition to the forming of strategic partnerships. One such partnership under development is with a portal site, which is one of the tastest growing sites on the Internet. This will allow a symbiotic relationship providing the Company the use of 80 million page views per month where it will be featured as the premium destination for toys and content and allowing both companies to form common `communities' of content, chat room features, and other related links to enhance and attract business to both sites. The Company will focus on developing other strategic partnerships, as well, such as philanthropic partnerships with the Red Cross, March of Dimes, or other children-related causes. It will donate a certain percentage of its sales to one of these organizations and, in return, it will be able to advertise this partnership.

     E-commerce is growing at the phenomenal rate of over 60% annually as projected, by Jupiter Communications. Over 16 million people were estimated to do shopping online in 1998. The Internet is therefore a tremendous opportunity for companies with the right mix of products, technology, marketing and management.

The Company
-----------
     The Company is lead by an experienced management team with an average of over 15 years industry experience including start-ups. The founders have funded the start-up and initial launch with their own money. Current expansion is limited by the internal funding available for marketing and promotion. Marketing and promotion expenditures are directly related to the volume of anticipated traffic on the Company's website.

     The Company's business objective is to become the top "children's shopping destination" on the Internet. The concept is to develop a site with integrated retail content for children from age 1 to 14 years. This strategy consists in becoming one of the major toys, games, children's books and related retail items sites on the web. The Company intends to invest in the development of a complete shopping site that is easy to use for buyers, has a large selection and highly competitive prices. The initial online shipping site is fully developed and has been operational since mid-October, 1998. The site launch was timed for Halloween shopping.

     The management philosophy is to build a visionary company that is capable of quickly responding to the dynamic nature of e-commerce. The Company is committed to becoming the leading independent Internet site for the children's non-clothing retail niche. For instance, the Company will carry seasonally hot toys, computer and video games, music CDs, videos, collectible toys and licensed sports jerseys. With additional funding growth rates of 300 to 600% are possible.

     The marketing strategy is to compete on price and selection with such competitors as Etoys. The Company plans to create marketing partnerships and alliances with portal site market leaders such as Netscape and MSN. Alliances such as these cannot be established without a well-funded operation capable of sales in three years of $50M.

Marketing Strategy
------------------
     The marketing strategy encompasses a wide, integrated approach that includes:

     1. Search engine listings in major search engines such as Excite, Infoseek, AltaVista, etc;

     2. Listing in major directories such as Yahoo, Internet yellow pages, and Internet shopping directories;

     3. Banner advertising on high traffic, children's and working women's related sites;

     4.   Media relations;

     5.   Co-operative promotions;

     6.   E-mail distribution lists;

     7.   Charitable tie-ins;

     8.   Incentives for visiting the site;

     9.   Print advertising;

     10.  Radio advertising;

     11.  Talk show interviews; and,

     12.  Internet news outlets.

     Marketing campaigns will use close relationships with high visibility, child related causes and publications to propel the Company message. The "one stop solution" for the busy parent or relative, saving him/her time and money will be a strong theme.

     A variety of tactics will be used to attract shopping to the site and to maintain loyalty for revisiting. These include a Company Birthday Club, discount for repeat purchases, special e-mail coupons, free gift wrapping on purchases over a specified limit, The Pediatricians Corner with Q&A on children's health, Kid's Cooking Corner, Kid's Book Corner and links to the Consumer Product Safety Commission. Special promotions will be made with toy manufacturers of unique items. The Company's branded items such as water bottles, printed T-shirts, whistles, yo-yos, etc. will be sold and added as bonuses on selected purchases.

     These programs are innovative for Internet children's sites. Several ideas pioneered by the Company have been copied by others, such as give aways and e-mail registration. The Company has many more ideas for innovative marketing. Many of the tactics are not being used by any of the Company's competitors. In the end, the success of the Company is dependent in large part to a broad marketing effort to attract visitors to the site. The unique customer retention programs will be the best on the Internet for children's sites.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

RESULTS OF OPERATIONS
---------------------
     The following discussion and analysis below should be read in conjunction with the financial statements, including the notes thereto, appearing elsewhere in this Registration Statement. For the period since inception (May 9, 1997) through August 31, 1999, during the Company's development stage, the Company has a cash balance of $71.00, and has generated a net loss of ($1,309).

FINANCIAL CONDITION AND LIQUIDITY
---------------------------------
     The Company has limited liquidity and has an ongoing need to finance its activities. To date, the Company currently has funded these cash requirements by offering and selling its Common Stock, and has issued 750,000 shares of Common Stock for net proceeds of $1,010.00.


ITEM 3.  DESCRIPTION OF PROPERTIES

     The Company's executive and administrative offices are located at 22147 Pacific Coast Highway, #4, Malibu, California 90265. The Company pays no rent for use of the office and does not believe that it will require any additional office space in the foreseeable future in order to carry out its plan of operations described herein.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of the date hereof by (i) each person known by the Company to be the beneficial owner of more than five percent of its Common Stock; (ii) each director; (iii) each executive officer listed in the Summary Compensation Table in Item 6 of this Form 10; and (iv) all directors and executive officers as a group. Unless otherwise indicted, each of the following stockholders has sole voting and investment power with respect to the shares beneficially owned, except to the extent that such authority is shared by spouses under applicable law.


                                                   Amount of      Percentage of
Name and Address of                                Beneficial       Outstanding
Beneficial Owner                                   Ownership         Shares
----------------                                   ---------         ------

PageOne Business Productions, LLC(1)                 412,500           55%
860 Via de la Paz, Suite E-1
Pacific Palisades, CA 90272

Appletree Investment Co., Ltd.(2)                    337,500           45%
C/o Anglo Irish Trust (I.O.M.)
69 Athol Street
Douglas, Isle of Man 1M1 1JE

George A. Todt (3)                                         0            0%

James F. Walters (4)                                       0            0%

Mary Elizabeth Rowbottom(5)                                0            0%

All executive officers and directors as a                  0            0%
group (3 persons)

-----------------------------
(1) PageOne Business Productions, LLC is a Delaware Limited Liability Company, registered to do business in the State of California.

(2)  Appletree  Investment  Company,   Ltd.,  is  a  European  investment  group
     domiciled o`n the Isle of Man, 69 Athol Street, Douglas, Isle of Man, 1M1 1JE. Appletree Investment Company, Ltd. is owned by an Isle of Man trust.

(3) George A. Todt is a director of the Company and a managing member of PageOne Business Productions, LLC, 860 Via de la Paz, Suite E-1, Pacific Palisades, CA 90272 and has shared voting power and dispositive power over such shares.

(4) James F. Walters is the Vice President, Treasurer and Chief Financial Officer of the Company and a managing member of PageOne Business Productions, LLC, and has shared voting power and dispositive power over such shares.

(5) Mary Elizabeth Rowbottom is the President and Secretary of the Company and Vice President of PageOne Business Productions, LLC.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS. PROMOTERS AND CONTROL PERSONS

         The names of the directors and executive officers of the Company, as well as their respective ages and positions with the Company, are as follows:

Name                              Age                   Position
----                              ---                   --------

George A. Todt                    46         Chairman of the Board of Directors

James F. Walters                  45         Vice President, Treasurer and Chief
                                             Financial Officer

Mary Elizabeth Rowbottom          28         President and Secretary


     GEORGE A. TODT has been the Chairman of the Company's Board of Directors since its inception. Prior to founding the Company, Mr. Todt has been a managing member of PageOne Business Productions, LLC, since March 1996. Mr. Todt's experience over the past 15 years includes working with 10 start-up companies, raising venture capital, and arranging strategic partnerships and initial public offerings. He has researched, developed and implemented marketing and sales training programs in several industries.

     From 1990 to 1995, Mr. Todt was Chief Executive Officer of REPCO, a start-up company based in St. Louis, Missouri, where his responsibilities included product selection, market research and implementation, from large contracts to small industrial products. REPCo's largest project included a turn-key tire recylcing plant built in Japan. Mr. Todt traveled extensively in China, Japan, India, Russia and Europe, establishing manufacturing contracts, marketing and distribution programs, and bidding on and managing government contracts. Mr. Todt also has consulted internationally on technology exchanges and rights.

     From 1989 to 1991, Mr. Todt was an investor/director of FLEXWARE, an accounting and networking software company located in Los Angeles, which was a leader in the field of networking language for MAC, DOS, UNIX and DEC computers. Mr. Todt assisted in obtaining financing, restructuring and establishing a marketing strategy for FLEXWARE.

     In June 1986, Mr. Todt began working full-time in sales with Todt Industrial Supply, and in December 1986, he acquired the company and Todt Sheet Metal Company (collectively, the "Todt Companies" in Cape Girardeau, Missouri). From 1987 to 1990, Mr. Todt served as Chief Executive Officer of the Todt
Companies, reorganized the companies, implemented new marketing and sales programs, automated accounting and developed the business into eight divisions, four of which he created. Under Mr. Todt's leadership, the Todt Companies grew from 29 to 130 employees, and annual sales grew from $2 million to $8 million.

     From 1985 to 1986, Mr. Todt served as Vice President of Administration at HOH Water Technology, Los Angeles, California. As Vice President, he reorganized the Company's structure, developed an engineering department, was responsible for redesigning its product, developing a marketing plan and negotiating strategic alliances with General Electric, Du Pont, and Mitsui. Eventually, he succeeded in taking HOH public.

     From 1979 to 1983, Mr. Todt was the founder and Managing Director of Todt & Associates, a marketing and investment partnership in Malibu, California, raising financing for several start-up companies and projects, developing mining and refining equipment for the precious metal industry, and setting up a sales and distribution network. In addition, Mr. Todt managed an international precious metal arbitrage company and researched a book on precious metals which spent 22 weeks on England's "best seller" list. Mr. Todt also designed, coordinated and managed three hundred employees in the construction of a $4,000,000 multi-purpose building.

     JAMES F. WALTERS has served as the Vice President, Treasurer and Chief Financial Officer of the Company since its inception. Mr. Walters joined Kellogg & Andelson as an accountant in 1976, was elected a partner in 1980, was promoted to Managing Partner in 1984, and elected Chairman of the Board of Kellogg & Andelson Accountancy Corporation in 1995. As Chairman, Mr. Walters is currently responsible for the overall management of the 80-person firm. Mr. Walters has assisted the firm's clients in connection with the preparation of their initial public offerings, private finance, merger, acquisition and restructuring strategies. He continues to be an active consultant in the many phases of client business operations, such as operational control systems, general management and capital funding, servicing middle market companies in many different industries, including aerospace, mail order, entertainment, high tech, retail, import/export, graphic design, business management, plastics and publishing.

     Mr. Walters previously served as a member of the Board of Directors of Kistler Aerospace, a manufacturer of reusable rockets that deliver satellites into orbit, and was instrumental in the initial financing of that company. Mr. Walters also serves as a member of the Board of Directors of California Fitnuts, Inc., a start-up company which produces, through a patented process, nuts that have 50% less fat. In addition, Mr. Walters has founded, owned and managed companies in the commercial photography, corporate events, auto repair and concrete molding industries.

     Mr. Walters received an M.B.A. degree from Pepperdine University (Malibu, California) in 1981, and a B.S. degree in Accounting from California State University, Northridge (CSUN) in 1976.

     MARY ELIZABETH ROWBOTTOM has served as the Secretary of the Company since inception and has been President since November 22, 1999. Ms. Rowbottom also has worked at PageOne Business Productions since September 1996 serving as Vice President since March 1997. From 1994 to 1996, Ms. Rowbottom served in various capacities and, most recently, as a talent manager with HSI Productions, a bi-coastal commercial film production company producing television commercials and music videos, and serviced substantial advertising agency clients, including Leo Burnett, DDB Needham and Bozell Worldwide. Prior thereto, Ms. Rowbottom was an assistant to Merrill Lynch account representatives. Ms. Rowbottom received a B.A. degree in Communications from the University of Wisconsin in 1993.

    Directors of the Company are elected annually by the stockholders of the Company to serve for a term of one year or until their successors are duly elected and qualified. Officers serve at the pleasure of the Board of Directors subject to any rights under employment agreements. All directors will receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board. No other compensation is, or will be, paid to directors for services rendered as directors. From the Company's inception to the date of this filing, there have been no meetings of the Company's Board of Directors. Other actions of the Company's Board of Directors were taken pursuant to unanimous written consents. There are no family relationships between any directors or officers of the Company.

ITEM 6.  EXECUTIVE COMPENSATION

     Consistent with our present policy, no director or executive officer of Big Fun Toys receives compensation for services rendered to the company. However, such persons are entitled to be reimbursed for expenses incurred by them in pursuit of Big Fun Toys' business objectives.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUE
--------------------------------------------------------------------------------

     The Company does not have any officer or director stock option plan. The Company intends to incorporate one after a public offering. The Company does not have an employee stock option plan. (ESOP). The Company intends to incorporate one after a public offering.


                           SUMMARY COMPENSATION TABLE

                                Annual Compensation                                   Long Term Compensation
                      ----------------------------------------------     ------------------------------------------------
(a)                   (b)       (c)           (d)           (e)            (f)            g)       (h)         (i)
                                                             Other        Restricted
                                                             Annual         Stock      Options     LTIP        All Other
Position              Year      Salary ($)    Bonuses($)   Compensation     Awards       SARs    Payouts ($)  Compensation
--------              ----      ----------    ----------   ------------  ----------    -------   -----------  ------------
None


OPTION/SAR GRANTS IN LAST FISCAL YEAR
-------------------------------------

     There were no option/SAR Grants in the last fiscal year.

COMPENSATION OF DIRECTORS
------------------------

     The Company's directors serve without compensation.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     At the time of incorporation, 1,000 shares were issued to PageOne Business Productions, LLC., and in March, 1999, 100 shares were issued to PageOne Business Productions, LLC, of which Mr. Todt and Mr. Walters are managing members and Ms. Rowbottom is the Vice President.


ITEM 8.  DESCRIPTION OF SECURITIES

     Big Fun Toys' Restated Certificate of Incorporation provides for an authorized capital stock of 100,000,000 shares of Common Stock, $.001 par value (the "Common Stock"), and 8,000,000 shares of Preferred Stock, $.001 par value (the "Preferred Stock"). At August 31, 1999, the Company had 750,000 shares of Common Stock issued and outstanding. At such date, there were no shares of Preferred Stock issued and outstanding.

COMMON STOCK
------------
     Each share of Common Stock entitles the holder thereof to one vote for each share on all matters submitted to the stockholders. The Common Stock is not subject to redemption or to liability for further calls. Holders of Common Stock will be entitled to receive such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor and to share pro rata in any distribution to stockholders. The stockholders have no conversion, preemptive or other subscription rights. Shares of authorized and unissued Common Stock are issuable by the Board of Directors without any further stockholder approval.

PREFERRED STOCK
---------------
     The Board of Directors is authorized, without further action by the stockholders, to issue from time to time shares of Preferred Stock in one or more classes or series and to fix the designations, voting rights, liquidation preferences, dividend rights, conversion rights, rights and terms of redemption (including sinking fund provisions) and certain other rights and preferences of the Preferred Stock. The issuance of shares of Preferred Stock under certain circumstances could adversely affect the voting power of the holders of Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company. As of the date of this Prospectus, the Company has no plan or arrangement for the issuance of any shares of Preferred Stock.

TRANSFER AGENT
--------------
     The Company has appointed American Securities Transfer and Trust as the transfer agent and registrar of the Common Stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The Company's Common Stock is not presently traded on an established public trading market. Following the filing on this Form 10, the Company anticipates that it will submit its Common Stock for listing on the OTC Electronic Bulletin Board.

     The approximate number of record holders of the Company's Common Stock as of August 31, 1999 was 2, inclusive of those brokerage firms and/or clearing houses holding the Company's common shares for their clientele (with each such brokerage house and/or clearing house being considered as one holder). The aggregate number of shares of Common Stock outstanding as of August 31, 1999 was 750,000.

     The Company has not declared or paid any cash dividends on its Common Stock and does not intend to declare any dividends in the foreseeable future. The payment of dividends, if any, is within the discretion of the Board of Directors and will depend on the Company's earnings, if any, its capital requirements and financial condition, and such other factors as the Board of Directors may consider. In addition, if the Company is able to negotiate new credit facilities, such facilities may include restrictions on the Company's ability to pay dividends.


ITEM 2.  LEGAL PROCEEDINGS

     There are no pending legal proceedings to which the Company is a party or to which any of the Company's assets or properties are subject.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Weinberg & Company, P.A., Certified Public Accountants ("Weinberg"), has served as the Company's principal accountant since inception. There were no accounting or auditing disagreements between the Company and Weinberg.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     In March 1999, the Company issued unregistered securities to the initial shareholders of the Company resulting in the issuance and delivery of 100 shares and 900 shares of the Company's Common Stock to PageOne Business Productions, LLC, and Appletree Investment Company, Ltd., respectively. Such securities were issued for aggregate consideration totalling $1,000 pursuant to the exemptions from registration provided under the Delaware General Corporation Law and the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, for issuances of securities not involving any public offering.

     The following table sets forth the names of the recipients and amounts received in connection with said transactions:


                                             Number of Shares of
         Name of Stockholder                Common Stock Acquired
         -------------------                ---------------------

         PageOne Business                           1,100
         Productions, LLC

         Appletree Investment                         900
         Company, Ltd.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation provides that, except to the extent prohibited by the Delaware General Corporation Law (the "DGCL"), its directors shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Company. Under Delaware law, the directors have fiduciary duties to the Company that are not eliminated by this provision of the Certificate of Incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under Delaware law for breach of the director's duty of loyalty to the Company for acts or omissions that are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for action leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. In addition, the Company intends to maintain liability insurance for its officers and directors.

     Section 145 of the DGCL permits the Company to, and the Certificate of Incorporation provides that the Company may, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the request of the Company, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other EEDs (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom. Such right of indemnification shall inure to such individuals whether or not the claim asserted is based on matters that antedate the adoption of the Certificate of Incorporation. Such right of indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by the Certificate of Incorporation shall not be deemed exclusive of any other rights that may be provided now or in the future under any provision currently in effect or hereafter adopted by the Certificate of Incorporation, by any agreement, by vote of stockholders, by resolution of directors, by provision of law or otherwise. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors of the Company pursuant to the foregoing provision, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     Section 102(b)(7) of the DGCL permits a corporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL relating to unlawful dividends, stock purchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit.
Section 102(b)(7) of the DGCL is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations. The Company believes this provision will assist it in securing the services of qualified directors who are not employees of the Company. This provision has no effect on the availability of equitable remedies, such as injunction or rescission. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against actions taken by directors that constitute negligence or gross negligence.

PART F/S     FINANCIAL STATEMENTS



                               BIG FUN TOYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)


                                    CONTENTS
                                    --------



       PAGE      1 - INDEPENDENT AUDITORS' REPORT

       PAGE      2 - BALANCE SHEET AS OF AUGUST 31, 1999

       PAGE      3 - STATEMENTS OF OPERATIONS FOR THE
                     PERIODS FROM JANUARY 1, 1999 TO AUGUST 31,
                     1999 AND MAY 9, 1997 (INCEPTION) TO AUGUST
                     31, 1999

       PAGE      4 - STATEMENT OF CHANGES IN STOCKHOLDERS'
                     DEFICIENCY FOR THE PERIOD FROM MAY 9, 1997,
                     (INCEPTION) TO AUGUST 31, 1999

       PAGE      5 - STATEMENTS OF CASH FLOWS FOR THE PERIODS
                     FROM JANUARY 1, 1999 TO AUGUST 31, 1999 AND
                     MAY 9, 1997 (INCEPTION) TO AUGUST 31, 1999

       PAGES 6 - 7 - NOTES TO FINANCIAL STATEMENTS AS OF AUGUST
                     31, 1999



















                                      F/S

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of:
 Big Fun Toys, Inc.
 (A Development Stage Company)

We have audited the accompanying balance sheet of Big Fun Toys, Inc. (a development stage company) as of August 31, 1999 and the related statements of operations, changes in stockholders' deficiency and cash flows for the periods from January 1, 1999 to August 31, 1999 and May 9, 1997 (inception) to August 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Big Fun Toys, Inc. (a development stage company) as of August 31, 1999, and the results of its operations and its cash flows for the periods from January 1, 1999 to August 31, 1999 and May 9, 1997 (inception) to August 31, 1999, in conformity with generally accepted accounting principles.




                                WEINBERG & COMPANY, P.A.



Boca Raton, Florida
October 29, 1999






                                     F/S-1

                               BIG FUN TOYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                              AS OF AUGUST 31, 1999



                                     ASSETS


     Cash                                              $       71
     Loan receivable - related party                          130
                                                       ----------

     TOTAL ASSETS                                      $      201
     ------------                                      ==========



                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY


      LIABILITIES
      Accrued expenses                                  $      500
                                                        ----------

        Total Liabilities                                      500
                                                        ----------


     STOCKHOLDERS' DEFICIENCY

      Preferred Stock, $.001 par value,
       8,000,000 shares authorized, zero
       issued and outstanding                                -
      Common Stock, .001 par value, 100,000,000
       shares authorized, 750,000 issued and
       outstanding                                             750
      Additional paid-in capital                               260
      Accumulated deficit during development stage          (1,309)
                                                       -----------

        Total Stockholders' Deficiency                      (  299)
                                                       -----------

     TOTAL LIABILITIES AND STOCKHOLDERS'
     -----------------------------------
      DEFICIENCY                                       $       201
      ----------                                       ===========






                 See accompanying notes to financial statements.

                                        F/S-2

                               BIG FUN TOYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
               FOR THE PERIODS FROM JANUARY 1, 1999 TO AUGUST 31,
               1999 AND MAY 9, 1997 (INCEPTION) TO AUGUST 31, 1999





                                JANUARY 1, 1999       MAY 9, 1997 TO
                              TO AUGUST 31, 1999     AUGUST 31, 1999
                              ------------------     ----------------

Income                          $           -        $           -

Expenses

 Accounting fees                          500                  500
 Bank service fees                         60                   60
 Consulting fees                           10                   10
 Legal fees                               500                  500
 Miscellaneous taxes                      239                  239
                                -------------        -------------

NET LOSS                        $      (1,309)       $      (1,309)
--------                        =============        =============























                 See accompanying notes to financial statements.

                                        F/S-3

                               BIG FUN TOYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
                         FOR THE PERIOD FROM MAY 9, 1997
                         (INCEPTION) TO AUGUST 31, 1999




                                                  Deficit
                                   Additional   Accumulated
                          Common    Paid-In     During Devel-
                          Stock     Capital     opment Stage       Total
                          ------   --------     -----------       -------


Common stock issuance     $  750   $   260        $    -          $ 1,010

Net loss for the
 period ended August
 31, 1999                    -         -           (1,309)         (1,309)
                          ------   -------        -------         -------

BALANCE AT AUGUST
-----------------
 31, 1999                 $  750   $   260        $(1,309)        $(  299)
 --------                 ======   =======        =======         =======

























                 See accompanying notes to financial statements.

                                        F/S-4

                               BIG FUN TOYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
               FOR THE PERIODS FROM JANUARY 1, 1999 TO AUGUST 31,
               1999 AND MAY 9, 1997 (INCEPTION) TO AUGUST 31, 1999

                                   JANUARY 1, 1999           MAY 9, 1997 TO
                                  TO AUGUST 31, 1999        AUGUST 31, 1999
                                  ------------------        ---------------
CASH FLOWS FROM
 OPERATING ACTIVITIES:

 Net loss                         $          (1,309)         $    (1,309)
 Adjustments to
  reconcile net loss
  to net cash used
  by operating activities:

  Consulting services performed
   for issuance of stock                         10                   10
  Increase in accrued expenses                  500                  500
                                  -----------------          -----------

 Net cash used by
  operating activities                       (  799)              (  799)
                                  -----------------          -----------

CASH FLOWS FROM INVESTING
 ACTIVITIES                                       -                     -
                                  -----------------          ------------

CASH FLOWS FROM FINANCING
 ACTIVITIES:

  Advances to related party                  (  130)              (  130)
  Proceeds from issuance
   of common stock                            1,000                1,000
                                  -----------------          -----------

 Net cash provided by
  financing activities                          870                  870
                                  -----------------          -----------

INCREASE IN CASH AND
 CASH EQUIVALENTS                                71                   71

CASH AND CASH EQUIVALENTS -
 BEGINNING OF PERIOD                              -                    -
                                  -----------------          -----------

CASH AND CASH EQUIVALENTS -
 END OF PERIOD                    $              71          $        71
 -------------                    =================          ===========


                 See accompanying notes to financial statements.

                                      F/S-5

                               BIG FUN TOYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF AUGUST 31, 1999

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A)  Organization and Business Operations

         Big Fun Toys, Inc. (a development stage company) ("the Company") was incorporated in Delaware on May 9, 1997 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. At August 31, 1999, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and proposed fund raising.

         The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

         (B)  Use of Estimates

         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (C)  Cash and Cash Equivalents

         For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

         (D)  Income Taxes

         The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the Company not having any material operations for the period ending August 31, 1999.

                                      F/S-6

                               BIG FUN TOYS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF AUGUST 31, 1999

NOTE  2 - STOCKHOLDERS' DEFICIENCY

         The Company was originally authorized to issue 2,000 shares of common stock at no par value. The Company issued 900 and 1,100 shares to AppleTree Investment Company, Ltd. and PageOne Business Productions, LLC, respectively. No preferred shares have been issued as of August 31, 1999.

         Management filed a restated certificate of incorporation with the State of Delaware in June of 1999 which increased the number of authorized common shares to 100,000,000, effected a 375 to 1 split of the 2,000 previously issued common shares and created 8,000,000 authorized shares of preferred stock. In addition, the par value of the common stock was changed to $.001 per share and the par value of the new preferred stock was set at $.001 per share.

         The financial statements at August 31, 1999 give effect to common and preferred stock amounts and par values enumerated in the restated certificate of incorporation.


NOTE  3 - LOAN RECEIVABLE - RELATED PARTY

         The loan receivable - related party is a non-interest bearing loan receivable from PageOne Business Productions, LLC ("PageOne") arising from funds advanced to PageOne.
























                                      F/S-7

                                    PART III

ITEM 1.  INDEX TO EXHIBITS


Description                                                Page
-----------                                                ----

 3.1      Certificate of Incorporation........................a
 3.2      Restated Certification of Incorporation.............b
 3.3      Bylaws..............................................h
23.1      Consent of Weinberg & Company, P.A.,
            Independent CertifiedPublic Accountants...........s
24.1      Power of Attorney...................................t
27        Financial Data Schedule ............................u

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                           BIG FUN TOYS, INC.,

                               /s/ Mary Elizabeth Rowbottom
                           By:_______________________________
                              Mary Elizabeth Rowbottom, President


         In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                   Title                              Date
/s/ George A. Todt
------------------            Chairman, Board of Directors    December 17, 1999
George A. Todt


/s/ James F. Walters          Vice President, Treasurer,      December 17, 1999
--------------------           Chief Financial Officer
James F. Walters               and Director
                              (Principal Accounting Officer)

/s/ Mary Elizabeth Rowbottom   President and Secretary        December 17, 1999
----------------------------
Mary Elizabeth Rowbottom



/s/ Mary Elizabeth Rowbottom
----------------------------
Mary Elizabeth Rowbottom

Power of Attorney





                                       13